UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Asterias Biotherapeutics, Inc.
(Name of Issuer)

Series A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

04624N 107
(CUSIP Number)

Geron Corporation
Olivia K. Bloom
Senior Vice President, Finance, Chief Financial Officer and Treasurer
149 Commonwealth Drive, Suite 2070
Menlo Park, California 94025
(650) 473-7700

Copies To:

Chadwick L. Mills
Cooley LLP
3175 Hanover Street
Palo Alto, California 94304
(650) 843-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04624N 107

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

GERON CORPORATION
I.R.S. Identification No.: 75-2287752

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares? Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,537,779(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,537,779(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,537,779(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)
13	Percent of Class Represented by Amount in Row (11) 100%(2)
14	Type of Reporting Person (See Instructions) CO
____________________

(1)	Beneficial ownership of the shares of Series A common stock, par value $0.0001 per share (the “Series A Common Stock”), of Asterias Biotherapeutics, Inc., a Delaware Corporation (the “Issuer”), is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such shares of Series A Common Stock by virtue of such shares of Series A Common Stock being issued to the Reporting Person pursuant to the Asset Contribution Agreement (as defined below) described in Item 4 below. As described in Item 4 below, under the terms of the Asset Contribution Agreement and subject to applicable law, the Reporting Person is contractually obligated to distribute all of such shares of Series A Common Stock to the Reporting Person’s stockholders on a pro rata basis, other than with respect to fractional shares and shares that would otherwise be distributed to the Reporting Person’s stockholders in certain to-be-determined excluded jurisdictions, which shares, as required by the Asset Contribution Agreement, will be sold with the net cash proceeds therefrom distributed ratably to the Reporting Person’s stockholders who would otherwise be entitled to receive such fractional or excluded-jurisdiction shares. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)	The percentages used herein are calculated based on an aggregate total of 6,537,779 shares of Series A Common Stock issued and outstanding as of October 1, 2013, as represented by the Issuer in the Asset Contribution Agreement filed as Exhibit 1 to this Schedule 13D. Upon the closing of the transactions contemplated by the Asset Contribution Agreement, there were also 23,961,040 shares of the Issuer’s Series B common stock outstanding, as represented by the Issuer in the Asset Contribution Agreement filed as Exhibit 1 to this Schedule 13D, which shares of Series B common stock may be converted into shares of Series A Common Stock by the Issuer upon the occurrence of certain events. Assuming such conversion had occurred as of October 1, 2013, the percentage reported in Item 13 above would have been 21.4%.

SCHEDULE 13D

Item 1 - Security and Issuer

This Schedule 13D relates to the Series A Common Stock, par value $0.0001 per share (the “Series A Common Stock”), of Asterias Biotherapeutics, Inc., a Delaware corporation (“Asterias” or the “Issuer”). The address of the principal executive offices of the Issuer is 230 Constitution Drive, Menlo Park, California 94025.

Item 2 - Identity and Background

(a)-(c); (f): This Schedule 13D is being filed by Geron Corporation, a Delaware corporation (the “Reporting Person” or “Geron”). Geron is a clinical stage biopharmaceutical company developing a first-in-class telomerase inhibitor, imetelstat, in hematologic myeloid malignancies. The principal business address of Geron is 149 Commonwealth Drive, Suite 2070, Menlo Park, California 94025.

Set forth on Schedule I to this Schedule 13D, which is incorporated herein by reference, is the name and present principal occupation or employment of each of Geron’s executive officers and directors, and the name, principal business and address of any corporation or other organization in which such employment is conducted. All of the directors and executive officers of Geron named in Schedule I to this Schedule 13D are citizens of the United States.

(d)-(e): During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the directors or executive officers identified on Schedule I to this Schedule 13D: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

As described more fully in Item 4 below, Geron acquired 6,537,779 shares of Series A Common Stock in consideration for the divestiture of Geron’s human embryonic stem cell assets to Asterias on October 1, 2013 pursuant to the terms of that certain Asset Contribution Agreement, dated as of January 4, 2013, by and amongst Geron, BioTime, Inc. (“BioTime”), and Asterias (which is a subsidiary of BioTime), filed as Exhibit 1 to this Schedule 13D (the “Asset Contribution Agreement”). See Item 4 below for a further description of such Asset Contribution Agreement and the transactions contemplated thereby, which description is incorporated herein by reference in response to this Item 3. Such description of the Asset Contribution Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Asset Contribution Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and is hereby incorporated into this Schedule 13D by reference.

Item 4 - Purpose of Transaction

On January 4, 2013, Geron, BioTime and Asterias entered into the Asset Contribution Agreement providing for, among other things, the divestiture to Asterias of Geron’s human embryonic stem cell assets. Under the terms of the Asset Contribution Agreement, upon the closing of the asset contribution on October 1, 2013, Geron contributed to Asterias Geron’s human embryonic stem cell assets, including intellectual property, proprietary technology, materials, equipment, reagents, contracts, regulatory filings, Geron’s Phase I clinical trial of oligodendrocyte progenitor cells in patients with acute spinal cord injury, and Geron’s autologous cellular immunotherapy program, including data from the Phase I/II clinical trial of the autologous immunotherapy in patients with acute myelogenous leukemia (together with the Phase 1 clinical trial of oligodendrocyte progenitor cells in patients with acute spinal cord injury, the “Clinical Studies”). On October 1, 2013, Asterias assumed all post-closing liabilities with respect to all of the assets contributed by Geron, including any liabilities related to the Clinical Studies. Additionally, Asterias was substituted for Geron as a party in an appeal by Geron of two rulings in favor of ViaCyte, Inc. by the United States Patent and Trademark Office’s Board of Patent Appeals and Interferences, filed by Geron in the United States District Court for the Northern District of California on September 13, 2012 (the “ViaCyte Appeal”), and Asterias assumed all liabilities arising after October 1, 2013 with respect to the ViaCyte Appeal.

As consideration for the contribution of Geron’s human embryonic stem cell assets to Asterias, on October 1, 2013, Asterias issued to Geron 6,537,779 shares of Series A Common Stock (the “Subject Securities”). Asterias will also pay royalties to Geron on the sale of products that are commercialized, if any, in reliance upon Geron patents acquired by Asterias. Under the terms of the Asset Contribution Agreement and subject to applicable law, Geron is contractually obligated to distribute all of the Subject Securities to Geron's stockholders on a pro rata basis (the “Series A Distribution”), other than with respect to fractional shares and shares that would otherwise be distributed to the Reporting Person’s stockholders in certain to-be-determined excluded jurisdictions, which shares, as required by the Asset Contribution Agreement, will be sold with the net cash proceeds therefrom distributed ratably to the Reporting Person’s stockholders who would otherwise be entitled to receive such fractional or excluded-jurisdiction shares. To initiate the Series A Distribution, Geron will set a record date, following notice from BioTime and Asterias that certain securities registration or qualification requirements have been met. Only Geron stockholders as of that record date will be eligible to participate in the Series A Distribution.

On October 1, 2013, BioTime contributed to Asterias 8,902,077 shares of BioTime common stock, five-year warrants to purchase 8,000,000 additional shares of BioTime common stock at an exercise price of $5.00 per share (the “BioTime Warrants”), minority stakes in two of BioTime’s subsidiaries, OrthoCyte Corporation and Cell Cure Neurosciences, Ltd., and certain embryonic stem cell lines produced by BioTime’s subsidiary, ES Cell International Pte Ltd, together with a non-exclusive license to Asterias to use such materials for any and all purposes. In addition, BioTime had previously loaned Asterias $5 million in cash and the principal amount of this debt was cancelled as part of the closing of the asset contribution. In consideration of BioTime’s contributions, Asterias issued to BioTime 21,773,340 shares of Asterias Series B common stock and three-year warrants to purchase 3,150,000 additional shares of Asterias Series B common stock at an exercise price of $5.00 per share. Upon completion of the Series A Distribution, Asterias is contractually obligated to distribute the BioTime Warrants on a pro rata basis to the holders of Series A Common Stock.

The foregoing description of the Asset Contribution Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Asset Contribution Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and is hereby incorporated into this Schedule 13D by reference.

Other than as described in this Item 4 with respect to the transactions contemplated by the Asset Contribution Agreement, including the Series A Distribution, Geron currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or any of its subsidiaries; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

Item 5 - Interest in Securities of the Issuer

(a)-(b): As described in Item 4 of this Schedule 13D, as a result of the issuance to Geron of the Subject Securities on October 1, 2013, the Reporting Person may be deemed to have beneficial ownership of such Subject Securities. The Reporting Person’s current beneficial ownership in the Issuer and the Series A Common Stock is set forth on the cover page to this Schedule 13D and the footnotes thereto, and is incorporated by reference herein in response to this Item 5. The ownership percentage of the Series A Common Stock appearing on such cover page has been calculated based on an aggregate total of 6,537,779 shares of Series A Common Stock issued and outstanding as of October 1, 2013, as represented by the Issuer in the Asset Contribution Agreement filed as Exhibit 1 to this Schedule 13D. The filing of this Schedule 13D by the Reporting Person shall not be considered an admission that the Reporting Person is the beneficial owner of any of the shares of Series A Common Stock covered by this Schedule 13D for any purpose, and the Reporting Person expressly disclaims such beneficial ownership.

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, none of the persons listed on Schedule I hereto beneficially owns any shares of Series A Common Stock.

(c) Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I hereto, has effected any transaction in the Series A Common Stock during the past 60 days.

(d) Except as set forth in this Schedule 13D, the Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities. The persons having the right to acquire beneficial ownership of, or the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities, will not be determinable until the board of directors of Geron has established a record date for the Series A Distribution.

(e) Not applicable.

Item 6 -	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents filed as exhibits hereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7 - Material to be Filed as Exhibits

The following documents are filed as exhibits:

1. Asset Contribution Agreement by and among Geron Corporation, BioTime, Inc., and Asterias Biotherapeutics, Inc. (formerly known as BioTime Acquisition Corporation) (incorporated herein by reference to Exhibit 2.1 in Geron’s Current Report on Form 8-K (File No. 000-20859), as filed with the Securities and Exchange Commission on January 8, 2013)

SCHEDULE 13D

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GERON CORPORATION

Date: October 9, 2013	By:	/s/ Olivia Bloom
Olivia K. Bloom
Senior Vice President, Finance,
Chief Financial Officer and Treasurer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF GERON CORPORATION

The name and present principal occupation of each director and executive officer of Geron Corporation are set forth below. Unless otherwise indicated, the business address for each named person is: c/o Geron Corporation, 149 Commonwealth Drive, Suite 2070, Menlo Park, California 94025.

Name	Principal Occupation or Employment
Directors
Hoyoung Huh, M.D., Ph.D.	Independent Director
Daniel M. Bradbury	Independent Director
Karin Eastham	Independent Director
V. Bryan Lawlis, Ph.D.	President and Chief Executive Officer, Itero Biopharmaceuticals LLC (1)
Susan M. Molineaux, Ph.D.	President and Chief Executive Officer, Calithera Biosciences, Inc. (2)
Thomas Hofstaetter, Ph.D.	Independent Director
John A. Scarlett, M.D.	President and Chief Executive Officer
Robert J. Spiegel, M.D., FACP	Independent Director
Executive Officers
John A. Scarlett, M.D.	President and Chief Executive Officer
Olivia K. Bloom	Senior Vice President, Finance, Chief Financial Officer and Treasurer
Andrew J. Grethlein, Ph.D.	Executive Vice President, Technical Operations
Stephen N. Rosenfield, J.D.	Executive Vice President, General Counsel and Corporate Secretary
Melissa A. Kelly Behrs	Senior Vice President, Portfolio and Alliance Management
Craig C. Parker	Senior Vice President, Corporate Development
____________________

(1)	Itero Biopharmaceuticals LLC, a specialty biopharmaceutical company, 155 Bovet Road, San Mateo, CA 94402

(2)	Calithera Biosciences, Inc., an oncology therapeutics development company, 343 Oyster Point Blvd., Suite 200, South San Francisco, CA 94080